UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On May 16, 2025, DigiAsia Corp. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it does not comply with Nasdaq Listing Rule 5250(c)(1) (the “Annual Listing Rule”) due to its failure to file its Annual Report on Form 20-F for the period ended December 31, 2024 (the “20-F”). Previously, on March 18, 2025, the Company received a delinquency notice from Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2) (the “Interim Listing Rule” together with the Annual Listing Rule, the “Listing Rules”) as a result of the Company’s failure to timely file on a Form 6-K its interim report for the six months ended June 30, 2024 (the “Initial Delinquent Filing”). In connection with the Initial Delinquent Filing, the Company was granted an automatic extension until June 30, 2025 to file its delinquent 6-K interim financials for the period ended June 30, 2024. As a result of this additional delinquency, any further exception to allow the Company to regain compliance with all delinquent filings will be limited to a maximum of 180 calendar days from the due date of the Initial Delinquent Filing, or June 30, 2025.

The Listing Rules require listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The deficiency letters have no immediate effect on the listing of the Company’s ordinary shares, and its ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “FAAS” at this time.

In connection with this notice, the Company is required to submit an update to its original plan to regain compliance with respect to the filing requirement, including its plans to file the 20-F, and to indicate the progress made towards implementing the plan submitted in connection with the Initial Delinquent Filing. The update must be submitted to Nasdaq no later than June 2, 2025. If the Company’s plan to regain compliance is not accepted, Nasdaq rules would permit the Company to appeal the decision to reject the Company’s proposed compliance plan to a Nasdaq Hearings Panel.

The Company is in the process of completing its Form 6-K interim financials for the period ended June 30, 2024 and its Form 20-F for the year ended December 31, 2024, and intends to file such reports as soon as practicable.

As required under Nasdaq Listing Rule 5810(b), the Company issued a press release on May 21, 2025, announcing that it had received the deficiency notification. A copy of this press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “aims,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations. The Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Financial Statements and Exhibits

Exhibits No.	Description
99.1	Press Release, dated May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: May 21, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer